No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO

SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING

EXEMPTIONS FROM SECTIONS 18(A) AND 61(A) OF THE ACT

SIERRA INCOME CORPORATION

MEDLEY SBIC GP, LLC

MEDLEY SBIC, LP

AND

MCC ADVISORS LLC

280 Park Avenue, 6th Floor East

New York, NY 10017

All Communications, Notices and Orders to:

John D. Fredericks, Esq.

Medley Management, Inc.

280 Park Avenue, 6th Floor East

New York, NY 10017

Copies to:

Steven B. Boehm, Esq.

Payam Siadatpour, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street NW, Suite 700

Washington, D.C. 20001-3980

November 6, 2018

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)
SIERRA INCOME CORPORATION
MEDLEY SBIC GP, LLC	)	APPLICATION FOR AN ORDER
MEDLEY SBIC, LP and MCC ADVISORS LLC	)	PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING EXEMPTIONS FROM SECTIONS 18(a) AND 61(a) OF THE ACT
280 Park Avenue, 6th Floor East New York, NY 10017)
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File No. 812-
Investment Company Act of 1940)

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Sierra Income Corporation (“Sierra”), Medley SBIC GP, LLC (the “General Partner”), Medley SBIC, LP (“Medley SBIC”), and MCC Advisors LLC (the “Investment Adviser,” collectively, the “Applicants”), hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”)1, granting exemptions from Sections 18(a) and 61(a).

Sierra is a party to two merger agreements, each dated August 9, 2018, that contemplate transactions by which Sierra, as relevant here, would become the parent of Medley SBIC. Pursuant to an agreement and plan of merger by and between Medley Capital Corporation, a publicly traded business development company (“MCC”), and Sierra, it is anticipated that MCC will merge with and into Sierra, with Sierra as the surviving company (the “MCC Merger”). The MCC Merger is conditioned on MCC obtaining from the Small Business Administration (the “SBA”) such approvals as may be necessary for the debentures issued by Medley SBIC to remain outstanding in accordance with their terms following the time at which the proposed mergers described herein (the “Consolidation”) are effected.

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and the rules thereunder, as applicable.

Pursuant to an agreement and plan of merger by and among Medley Management, Inc., a publicly traded asset management firm (“MDLY”), Sierra and Sierra Management Inc., a wholly owned subsidiary of Sierra (the “Merger Sub”), it is anticipated that MDLY will merge with and into the Merger Sub with the Merger Sub as the surviving company (the “MDLY Merger”, and, together with the MCC Merger, the “Mergers”).2 In connection with the Mergers, Medley SBIC would become a wholly owned subsidiary of Sierra.

The relief requested would permit Sierra to adhere to a modified asset coverage requirement under Section 61 of the 1940 Act with respect to Medley SBIC and any direct or indirect wholly owned subsidiary of Sierra (each, a “Subsidiary”) that is licensed by the SBA to operate under the Small Business Investment Act of 1958 (“SBIA”) as a small business investment company (“SBIC”) and relies on Section 3(c)(7) for an exemption from the definition of “investment company” under the 1940 Act (each, an “SBIC Subsidiary” and, collectively, the “SBIC Subsidiaries”).

I.	GENERAL DESCRIPTION OF APPLICANTS

A.	Sierra Income Corporation

Sierra was organized under Maryland General Corporation Law on June 13, 2011 and is an externally managed non-traded business development company (a “BDC”) that commenced operations through the initiation of a continuous public offering in April 2012. As of June 30, 2018, Sierra had total assets of approximately $1.1 billion and its net asset value per share was $7.27. SIC Advisors LLC (“SIC Advisors”), a wholly controlled subsidiary of MDLY, is the investment adviser to Sierra.

B.	Medley SBIC GP, LLC

The General Partner was organized as a limited liability company under the laws of the state of Delaware on February 8, 2012, and is a Subsidiary of MCC. MCC is the sole member of the General Partner. The General Partner is the general partner of Medley SBIC.

C.	Medley SBIC, LP

Medley SBIC formally submitted an application to the SBA for a license to operate as an SBIC on December 9, 2011 and the application was accepted for filing on March 26, 2012. Medley SBIC was organized as a limited partnership under the laws of the state of Delaware on February 8, 2012. Pursuant to the MCC Merger, Medley SBIC will become a wholly owned subsidiary of Sierra because Sierra and the General Partner (which, following the MCC Merger, will become an indirect, wholly owned subsidiary of Sierra), will own all of the equity and voting interests of Medley SBIC.

2 An exemptive relief application pursuant to Sections 12(d)(1)(J), 17(d), 57(c) and 57(i) of the 1940 Act has been simultaneously filed to permit the consummation of the Mergers and the transactions contemplated thereby.

The General Partner is the general partner of Medley SBIC, and, subject to the overall supervision of the board of directors of Sierra (the “Sierra Board”), the Investment Adviser will act as Medley SBIC’s manager and investment adviser pursuant to a management services agreement discussed below. Medley SBIC is not registered under the 1940 Act as it relies on the exemption from the definition of investment company contained in Section 3(c)(7). Medley SBIC has the same investment objective and strategies as Sierra.

As an SBIC, Medley SBIC is examined periodically by the SBA’s staff to determine its compliance with SBIC regulations. In addition, Medley SBIC is audited on an annual basis by a third-party accounting firm. SBICs are designed to stimulate the flow of capital to eligible small businesses. Under present SBA regulations, eligible small businesses include businesses that have a tangible net worth not exceeding $18 million and have average net income after federal taxes not exceeding $6 million for the two most recent fiscal years. In addition, an SBIC must devote generally at least 25 percent of its investment activity to “smaller” concerns as defined by the SBA. A smaller concern is one that has a tangible net worth not exceeding $6 million and has average net income after federal taxes not exceeding $2 million for the two most recent fiscal years. SBA regulations also provide alternative size criteria to determine eligibility, which depend on the industry in which the business is engaged and typically include such factors as number of employees or gross sales. According to SBA regulations, SBICs may make long-term loans to small businesses or invest in the equity securities of such businesses. In addition to size criteria, SBA regulations also contain other limitations, including limits related to permitted industries, terms of investment, conflicts of interest and co-investments.

D.	MCC Advisors LLC

Subject to the overall supervision of MCC’s board of directors (the “MCC Board”), the Investment Adviser, a Delaware limited liability company, serves as the investment adviser to Medley SBIC pursuant to a management services agreement dated as of March 26, 2012. Upon consummation of the Mergers, the investment advisory agreement between Sierra and SIC Advisors and the investment advisory agreement between MCC and the Investment Adviser will terminate, and Sierra will enter into an advisory agreement with the Investment Adviser. The Investment Adviser is registered under the Investment Advisers Act of 1940, as amended.

II.	REQUESTED RELIEF

A.	Sections 6(c) and 18

1.	Section 6(c)

Section 6(c) authorizes the Commission to exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provision or provisions of the 1940 Act or any rule thereunder if, and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.	Section 18

Section 18(a) prohibits a registered closed-end investment company from issuing any class of senior security or selling any such security of which it is the issuer, unless it complies with the asset coverage requirements set forth in that Section. “Asset coverage” is defined in Section 18(h) to mean, with respect to a class of senior security representing an indebtedness of an issuer, the ratio that the value of the total assets of an issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer. Under the provisions of Section 18(a)(1)(A) of the 1940 Act, senior securities of closed-end investment companies representing indebtedness must have an asset coverage of 300 percent immediately after their issuance or sale. Section 61(a) of the 1940 Act applies Section 18 of the 1940 Act to a BDC to the same extent as if the BDC were a registered closed-end investment company, subject to certain exceptions. One of the exceptions provides that the asset coverage requirement of Section 18(a)(1)(A) applicable to BDCs is 200 percent (or 150 percent if certain conditions are met).

Section 18(k) makes the asset coverage and other requirements of subparagraphs (A) and (B) of paragraph (1) of Section 18(a) inapplicable to investment companies operating under the SBIA. However, companies operating under the SBIA, such as SBIC Subsidiaries, are subject to the SBA’s substantial regulation of permissible leverage in their capital structure. An SBIC with outstanding SBA financial assistance may not incur any secured, third-party debt or refinance any debt with secured, third-party debt without prior written approval of the SBA. Medley SBIC and any other SBIC Subsidiary will be regulated by the SBA and operate under the SBIA. There will be no difference in the SBA’s regulation of Medley SBIC or other SBIC Subsidiaries due to the fact that it and any other SBIC Subsidiaries will not be registered under the 1940 Act or be BDCs.

3.	Need for Relief

Sierra is a closed-end investment company for purposes of Section 18 of the 1940 Act, which is made applicable to BDCs by Section 61(a) thereof. Since Medley SBIC will be, and other SBIC Subsidiaries would be, subsidiaries of Sierra, Sierra may be required to comply with the asset coverage requirements of Section 18(a) (as modified by Section 61(a) for BDCs) on a consolidated basis, because Sierra may be deemed to be an indirect issuer of any class of senior security issued by Medley SBIC or another SBIC Subsidiary. Applying Section 18(a) (as modified by Section 61(a)) on a consolidated basis generally would require that Sierra treat as its own all assets held directly either by itself, by Medley SBIC, or by another SBIC Subsidiary and also to treat as its own any liabilities of Sierra, Medley SBIC and the other SBIC Subsidiaries (with intercompany receivables and liabilities eliminated).

The Commission has previously granted relief identical to the relief being sought here with respect to Medley SBIC, which applies so long as Medley SBIC is a wholly owned subsidiary of MCC.3 Relief is now being requested to the extent the prior relief would no longer be applicable to Sierra’s ownership of Medley SBIC. The relationship of Medley SBIC to Sierra will be substantially identical to its relationship with MCC.

3 Medley Capital Corporation, et al., Investment Company Act Release Nos. 30234 (Oct. 16, 2012) (notice) and 30262 (Nov. 14, 2012) (order).

The Commission has also previously granted the relief requested to other BDCs unaffiliated with MCC and Sierra.4

4.	Requested Order

Solely for the purposes of the requested relief, and only for such purposes, Sierra seeks to treat Medley SBIC and any other SBIC Subsidiaries as if each were a BDC subject to Sections 18 and 61 of the 1940 Act. Accordingly, Sierra requests an order pursuant to Section 6(c) of the 1940 Act exempting Sierra from the provisions of Section 18(a), as modified by Section 61(a), such that senior securities issued by each SBIC Subsidiary that would be excluded from its individual asset coverage ratio by Section 18(k) if it were itself a BDC would also be excluded from Sierra’s consolidated asset coverage ratio. Because the SBIC Subsidiary would be entitled to rely on Section 18(k) if it were a BDC, there is no policy reason to deny the benefit of that exemption to Sierra. The Applicants believe that the Order requested in this Application would, if granted, satisfy the standard set out in Section 6(c) and be consistent with orders issued by the Commission pursuant to Section 6(c) of the 1940 Act in the past.

B.	Condition

The Applicants agree that any Order granting the requested relief will be subject to the following condition:

1.	Sierra shall not issue or sell any senior security, and Sierra shall not cause or permit Medley SBIC or any other SBIC Subsidiary to issue or sell any senior security of which Sierra, Medley SBIC or any other SBIC Subsidiary is the issuer except to the extent permitted by Section 18 (as modified for BDCs by Section 61) of the 1940 Act; provided that, immediately after the issuance or sale by any of Sierra, Medley SBIC or any other SBIC Subsidiary of any such senior security, Sierra, individually and on a consolidated basis, shall have the asset coverage required by Section 18(a) of the 1940 Act (as modified by Section 61(a)). In determining whether Sierra has the asset coverage on a consolidated basis required by Section 18(a) of the 1940 Act (as modified by Section 61(a)), any senior securities representing indebtedness of Medley SBIC or another SBIC Subsidiary shall not be considered senior securities and, for purposes of the definition of “asset coverage” in Section 18(h), shall be treated as indebtedness not represented by senior securities.

4 See, e.g., Ares Capital Corporation, et al., Investment Company Act Release Nos. 32127 (May 26, 2016) (notice) and 32154 (June 21, 2016) (order); TCP Capital Corp., et al., Investment Company Act Release Nos. 31670 (June 15, 2015) (notice) and 31712 (July 13, 2015) (order);  New Mountain Capital Corporation, et al., Investment Company Act Release Nos. 31282 (Oct. 10, 2014) (notice) and 31329 (Nov. 5, 2014) (order); Garrison Capital Inc., et al., Investment Company Act Release Nos. 31240 (Sept. 3, 2014) (notice) and 31270 (Sept. 30, 2014) (order); Monroe Capital Corporation, et al., Investment Company Act Release Nos. 31235 (Aug. 28, 2014) (notice) and 31274 (Oct. 2, 2014) (order); Stellus Capital Investment Corporation, et al., Investment Company Act Release Nos. 31160 (July 17, 2014) (notice) and 31206 (Aug. 12, 2014) (order);  OFS Capital Corporation, et al., Investment Company Act Release Nos. 30771 (Oct. 30, 2013) (notice) and 30812 (Nov. 26, 2013) (order); Saratoga Investment Corp., et al., Investment Company Act Release Nos. 30145 (July 23, 2012) (notice) and 30171 (Aug. 20, 2012) (order) and PennantPark Investment Corporation, et al., Investment Company Act Release Nos. 29665 (May 6, 2011) (notice) and 29686 (June 1, 2011) (order).

III.	PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application and the Notice and Order to:

John D. Fredericks, Esq.

Medley Management, Inc.

280 Park Avenue, 6th Floor East

New York, NY 10017

Please address any questions and a copy of any communications concerning this Application, the Notice and the Order to:

Steven B. Boehm, Esq.

Payam Siadatpour, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street NW, Suite 700

Washington, D.C. 20001-3980

B. Authorizations

Pursuant to Rule 0-2(c) under the 1940 Act, Applicants hereby state that Sierra, by resolutions duly adopted by the Board of Directors of Sierra on November 6, 2018 (attached hereto as Exhibit A), has authorized its officers to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Section 6(c) of the Act for an order granting exemptions from Sections 18(a) and 61(a) of the 1940 Act. The Sierra Board also authorized the filing of this Application on behalf of: the General Partner and Medley SBIC. Each person executing the Application on behalf of Sierra, the General Partner, Medley SBIC, and the Investment Adviser says that he has duly executed the Application for and on behalf of Sierra, the General Partner, Medley SBIC, and the Investment Adviser; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the Sixth day of November, 2018.

SIERRA INCOME CORPORATION

By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer

MEDLEY SBIC GP, LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

MEDLEY SBIC, LP

By:	MEDLEY SBIC GP, LLC, its general partner

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

MCC ADVISORS LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated November 6, 2018, for and on behalf of Sierra Income Corporation, Medley SBIC GP, LLC, Medley SBIC, LP and MCC Advisors LLC as the case may be, that he holds the office with such entity as indicated below and that all actions by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

SIERRA INCOME CORPORATION

By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer

MEDLEY SBIC GP, LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

MEDLEY SBIC, LP

By:	MEDLEY SBIC GP, LLC, its general partner

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

MCC ADVISORS LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

Exhibit A

Resolutions of the Sierra Board

WHEREAS, MCC has previously received an exemptive order from the SEC pursuant to Sections 6(c) of the 1940 Act granting exemptions from Sections 18(a) and 61(a) of the 1940 Act permitting it to exclude the debt of Medley SBIC, LP (“Medley SBIC”), a small business investment company (“SBIC”) licensed with the United States Small Business Administration (the “SBA”) and a wholly owned subsidiary of MCC, from the definition of senior securities in the 200% asset coverage ratio that MCC is required to maintain under the 1940 Act (the “SBIC Leverage Order”);

WHEREAS, the MCC Merger Agreement is conditioned on keeping the amounts outstanding under all debentures issued by the SBA to Medley SBIC (the “SBA Debentures”) outstanding following the Effective Time and to keep the SBA Debentures in full force and effect in accordance with their terms as of the date of the MCC Merger Agreement without any breach or violation thereof, and, as a result of the foregoing, Medley SBIC will become a wholly owned subsidiary of the Combined Company, subject to SBA approval;

WHEREAS, the Company’s management believes it is in the best interest of the Combined Company to submit an application for the SBIC Leverage Order with respect to Medley SBIC (the “SBIC Leverage Exemptive Application”), which will be a wholly owned subsidiary of the Combined Company following the Effective Time, that would permit the Combined Company to exclude the debt of Medley SBIC from the definition of senior securities in the 200% asset coverage ratio that MCC is required to maintain under the 1940 Act;

WHEREAS, the Special Committee has reviewed and approved, and recommended that the Board approve, the SBIC Leverage Exemptive Application; and

WHEREAS, the Board has reviewed the SBIC Leverage Exemptive Application, a copy of which was provided to the Board, for the SBIC Leverage Order.

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby approves the SBIC Leverage Exemptive Application, in substantially the form provided in the Board meeting materials;

FURTHER RESOLVED, that the Board hereby directs that the Authorized Officers submit the SBIC Leverage Exemptive Application to the SEC for the SBIC Leverage Order;

FURTHER RESOLVED, that the Authorized Officers be, and each hereby is, authorized for and on behalf of the Company to prepare, execute and file the SBIC Leverage Exemptive Application with the SEC pursuant to the 1940 Act for the SBIC Leverage Order and any amendments thereto that such Authorized Officer deems to be necessary, desirable or appropriate, together with any and all exhibits and documents or supplemental information relating thereto, the approval by Sierra of such officers to be evidenced conclusively by their execution of the same;

FURTHER RESOLVED, that the Authorized Officers be, and each of them herby is, authorized and empowered in the name and on behalf of the Company to do or cause to be done all such acts and to sign, execute, certify to, verify, acknowledge, deliver, accept, file, and record any and all such documents as, in the judgment of any such person, are deemed to be necessary, desirable, or appropriate to effect the purposes of these resolutions; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Chief Executive Officer, President, Chief Financial Officer, Chief Operating Officer, Chief Compliance Officer and Secretary of the Company are Authorized Officers of the Company (collectively, the “Authorized Officers”).